January 16, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (905) 863-7386

Gordon A. Davies
General Counsel—Corporate and Corporate Secretary
Nortel Networks Corporation
195 The West Mall
Toronto A6 M9C 5K1
Canada

> **Re:** **Nortel Networks Corporation**
> **Definitive Schedule 14A**
> **Filed March 16, 2007**
> **File No. 001-07260**

Dear Mr. Davies:

We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by January 30, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 19

Elements of Compensation—Short-Term Incentives, page 21

1. We have considered your responses to comments three and four in our letter dated September 27, 2007. We disagree that these targets are not material. Please provide a detailed analysis as to the basis for excluding these targets due to competitive harm or disclose the targets. In addition, as previously requested, clarify what particular performance targets and threshold levels apply to each named executive officer.

2. We have considered your response to comment five in our letter dated September 27, 2007. Please confirm that you will comply with our comment in future filings without your reference to Instruction 4 to Regulation S-K Item 402(b). The disclosure requested does not appear to be the type of disclosure intended to be covered by Instruction 4.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel